Exhibit 3.4

AMERICAN SPECTRUM REALTY, INC.
ARTICLES OF AMENDMENT

        American Spectrum Realty, Inc., a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland (the "SDAT") that:

  1.
  The Corporation desires to and does amend its charter as currently in effect and as hereafter provided.

  2.
  As of 5:00 p.m. Eastern Standard Time on March 1, 2004 (the "Effective Date"), every four (4) shares of Common Stock, par value $.01 per share (or options, warrants and all other securities convertible into shares of Common Stock that represent the right to acquire four (4) shares of Common Stock), of the Corporation issued and outstanding immediately prior to the Effective Date (the "Old Common Stock") shall automatically, without any action on the part of the holder thereof, be converted into (the "Reverse Split") one (1) share of Common Stock, par value $.01 per share (or as to such options, warrants or other securities convertible into shares of Common Stock, into the right to acquire one (1) share of Common Stock, as the case may be), subject to the treatment of fractional interests in shares of Common Stock resulting from the conversion described below. The Corporation shall not issue fractional shares on account of the Reverse Split, and no fractional share interest shall entitle the holder thereof to vote or to any rights as a stockholder of the Corporation. Holders of Old Common Stock who would otherwise be entitled to a fraction of a share on account of the Reverse Split shall receive, upon surrender of the stock certificates formerly representing shares of the Old Common Stock, in lieu of such fractional share, an amount in cash (the "Cash-in-Lieu Amount") equal to the product of (i) the fractional share which a holder would otherwise be entitled to, multiplied by (ii) the average of the last sale price per share of the Old Common Stock on the five (5) trading days immediately prior to the Effective Date or, if no such sale takes place on such days, the average of the closing bid and asked prices thereof for such days, in each case as officially reported on the American Stock Exchange, as adjusted to reflect the Reverse Split. No interest shall be payable on the Cash-in-Lieu Amount.

  3.
  The foregoing amendment has been duly advised by the Corporation's Board of Directors and approved by the Corporation's Stockholders in accordance with the applicable provisions of law.

  4.
  The undersigned President acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

        IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its President and attested to by its Assistant Secretary on this 1st day of March, 2004.

AMERICAN SPECTRUM REALTY, INC.
By:	/s/ William J. Carden William J. Carden, President

ATTEST:

/s/ Patricia A. Nooney Patricia A. Nooney, Assistant Secretary